SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



_________________________________________

In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)
_________________________________________


         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.




1)   Ameren common stock - New Issue None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans Ameren purchased 324,278 shares under its dividend reinvestment plan and 198,987 shares under its employee benefit plans.

3)   Guaranteed issued
     No financial guarantees.
     The following performance guarantees were issued during the first quarter of 1999.


Name of Parent    Name of Subsidiary    Amount         Terms               Purpose

Ameren Corp.      Ameren Energy         $  6,000,000   through 12/31/00    Credit Support for business w/Avista Energy Inc.
Ameren Corp.      Ameren Energy         $  3,000,000   through 12/31/00    Credit Support for business w/Nebraska Public Power
Ameren Corp.      Ameren Energy         $ 10,000,000   through 12/31/00    Credit Support for business w/Koch Energy Trading
Ameren Corp.      Ameren Energy         $  2.000,000   through 12/31/00    Credit Support for business w/KN Trading, Inc.
Ameren Corp.      Ameren Energy         $  2,000,000   through 12/31/00    Credit Support for business w/KN Trading, Inc.
Ameren Corp.      Ameren Energy         $  5,000,000   through 12/31/00    Credit Support for business w/ConAgra Energy Serv. Inc.

______________________________________________________________________________


4) Short-term debt issued by Ameren during the first quarter of 1999.

     Chase Manhattan Bank:
     o A series of overnight loans during the quarter, ranging from $10 million to $20 million, at interest rates varying from 4.7625% to 5.75%.

     Commerce Bank:
     o A series of overnight loans for $600,000 each during January at interest rates ranging from 5.01% to 5.08%.

     Northern Trust Company:
     o A series of overnight loans during the quarter, ranging from $1million to $10 million, at interest rates varying from 4.93% to 5.68%.

          Maximum indebtedness at any one time: $30.6 million on January 21, 1999.


5)   Financings consummated by any Utility Subsidiary not exempt under Rule 52

     Union Electric Company:
     o Commercial paper issued through First Chicago Capital Markets, ranging from a low of zero to a high of $47.3 million, at interest rates ranging from 4.60% to 5.06%.

     Central Illinois Public Service Company:
     o Commercial paper issued through First Chicago Capital Markets and/or Goldman Sachs, ranging from a low of $8.5 million to a high of $52.5 million, at interest rates ranging from 4.56% to 5.10%.

6)   Financings consummated by any Nonutility Subsidiary,  not exempt under Rule
     52
     None

7)   Forms U-6B-2 filed with the Commission.
     Quarterly report filed

8)   Balance Sheets
     The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9)   Registration Statements
     None


                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      Ameren Corporation


                                                BY  /s/ Steven R. Sullivan
                                                    ----------------------
                                                      Steven R. Sullivan
                                              Vice President, General Counsel
                                                        and Secretary


May 25, 1999

                                                                Exhibit A
                                                               Page 1 of 3


                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                    March 31,   December 31,
ASSETS                                                                1999          1998
------                                                             -----------   -----------
Property and plant, at original cost:
   Electric                                                        $11,817,052   $11,761,306
   Gas                                                                 474,419       469,216
   Other                                                                45,505        44,646
                                                                   -----------   -----------
                                                                    12,336,976    12,275,168
   Less accumulated depreciation and amortization                    5.688,942     5.602,816
                                                                   -----------   -----------
                                                                     6,648,034     6,672,352
Construction work in progress:
   Nuclear fuel in process                                             110,718       108,294
   Other                                                               151,802       147,393
                                                                   -----------   -----------
         Total property and plant, net                               6,910,554     6,928,039
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          78,181        86,694
   Nuclear decommissioning trust fund                                  169,351       161,877
   Other                                                                84,132        78,091
                                                                   -----------   -----------
         Total investments and other assets                            331,664       326,662
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            74,220        76,863
   Accounts receivable - trade (less allowance for doubtful
         accounts of $9,253 and $8,393, respectively)                  226,678       198,193
   Unbilled revenue                                                    116,477       150,481
   Other accounts and notes receivable                                  76,617        76,919
   Materials and supplies, at average cost -
      Fossil fuel                                                      106,069       112,908
      Other                                                            136,422       132,884
   Other                                                                19,206        22,912
                                                                   -----------   -----------
         Total current assets                                          755,689       771,160
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               631,783       633,529
   Other                                                               183,406       188,049
                                                                   -----------   -----------
         Total regulatory assets                                       815,189       821,578
                                                                   -----------   -----------
Total Assets                                                       $ 8,813,096   $ 8,847,439
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, authorized 400,000,000 shares -
     outstanding 137,215,462 shares                                $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,524     1,582,548
   Retained earnings                                                 1,439,470     1,472,200
                                                                   -----------   -----------
         Total common stockholders' equity                           3,023,366     3,056,120
   Preferred stock not subject to mandatory redemption                 235,197       235,197
   Long-term debt                                                    2,285,654     2,289,424
                                                                   -----------   -----------
         Total capitalization                                        5,544,217     5,580,741
                                                                   -----------   -----------
Minority interest in consolidated subsidiary                             3,534         3,534
Current liabilities:
   Current maturity of long-term debt                                  212,138       201,713
   Short-term debt                                                      35,020        58,528
   Accounts and wages payable                                          181,021       297,185
   Accumulated deferred income taxes                                    67,492        66,299
   Taxes accrued                                                       185,067       114,106
   Other                                                               260,263       216,889
                                                                   -----------   -----------
         Total current liabilities                                     941,001       954,720
                                                                   -----------   -----------
Accumulated deferred income taxes                                    1,514,978     1,521,417
Accumulated deferred investment tax credits                            176,825       178,832
Regulatory liability                                                   194,131       198,937
Other deferred credits and liabilities                                 438,410       409,258
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 8,813,096   $ 8,847,439
                                                                   ===========   ===========

                                                                Exhibit A
                                                               Page 2 of 3


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                 March 31, December 31,
ASSETS                                                             1999        1998
------                                                          ----------   ----------
Property and plant, at original cost:
   Electric                                                     $2,385,393   $2,381,682
   Gas                                                             261,569      259,656
                                                                ----------   ----------
                                                                 2,646,962    2,641,338
   Less accumulated depreciation and amortization                1,210,593    1,192,108
                                                                ----------   ----------
                                                                 1,436,369    1,449,230
Construction work in progress                                       29,988       16,220
                                                                ----------   ----------
         Total property and plant, net                           1,466,357    1,465,450

Other assets                                                        30,976       31,904

Current assets:
Cash and cash equivalents                                             --         10,180
   Accounts receivable - trade (less allowance for doubtful
         accounts of $2,361 and $1,714, respectively)               60,374       44,494
   Unbilled revenue                                                 43,767       53,120
   Other accounts and notes receivable                              15,237       16,486
   Materials and supplies, at average cost -
      Fossil fuel                                                   42,579       50,791
      Other                                                         35,602       36,047
   Other                                                             7,282        8,214
                                                                ----------   ----------
         Total current assets                                      204,841      219,332
Regulatory assets:
   Deferred income taxes                                            23,978       24,797
   Other                                                            22,314       22,914
                                                                ----------   ----------
         Total regulatory assets                                    46,292       47,711
                                                                ----------   ----------
Total Assets                                                    $1,748,466   $1,764,397
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                              $  120,033   $  120,033
   Retained earnings                                               451,798      455,337
                                                                ----------   ----------
         Total common stockholder's equity                         571,831      575,370
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  523,502      528,446
                                                                ----------   ----------
        Total capitalization                                     1,175,333    1,183,816
  Current liabilities:
   Current maturity of long-term debt                               60,000       60,000
   Short-term debt                                                  31,700       46,700
   Accounts and wages payable                                       56,919       61,609
   Accumulated deferred income taxes                                21,695       21,386
   Taxes accrued                                                    22,842       13,201
   Other                                                            37,571       34,454
                                                                ----------   ----------
         Total current liabilities                                 230,727      237,350
                                                                ----------   ----------
Accumulated deferred income taxes                                  229,420      234,119
Accumulated deferred investment tax credits                         34,036       34,657
Regulatory liability                                                38,217       39,621
Other deferred credits and liabilities                              40,733       34,834
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,748,466   $1,764,397
                                                                ==========   ==========

                                                                Exhibit A
                                                               Page 3 of 3




                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)



                                                                  March 31, December 31,
ASSETS                                                               1999        1998
------                                                           ----------   ----------
Property and plant, at original cost:
   Electric                                                      $9,027,828   $8,975,542
   Gas                                                              212,846      209,556
   Other                                                             35,968       35,994
                                                                 ----------   ----------
                                                                  9,276,642    9,221,092
   Less accumulated depreciation and amortization                 4,174,696    4,110,250
                                                                 ----------   ----------
                                                                  5,101,946    5,110,842
Construction work in progress:
   Nuclear fuel in process                                          110,718      108,294
   Other                                                            113,805      127,168
                                                                 ----------   ----------
         Total property and plant, net                            5,326,469    5,346,304
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               169,351      161,877
   Other                                                             44,506       45,688
                                                                 ----------   ----------
         Total investments and other assets                         213,857      207,565
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                         45,917       47,337
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,892 and $6,678, respectively)               155,450      143,912
   Unbilled revenue                                                  72,710       97,361
   Other accounts and notes receivable                               72,996       55,502
   Materials and supplies, at average cost -
      Fossil fuel                                                    53,009       53,036
      Other                                                          95,442       91,831
   Other                                                             10,254       13,529
                                                                 ----------   ----------
         Total current assets                                       505,778      502,508
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            607,501      608,353
   Other                                                            161,091      165,134
                                                                 ----------   ----------
         Total regulatory assets                                    768,592      773,487
                                                                 ----------   ----------
Total Assets                                                     $6,814,696   $6,829,864
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
      outstanding  102,123,834 shares                            $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      701,896
   Retained earnings                                              1,191,568    1,211,610
                                                                 ----------   ----------
         Total common stockholder's equity                        2,404,083    2,424,125
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,675,486    1,674,311
                                                                 ----------   ----------
         Total capitalization                                     4,234,766    4,253,633
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               116,194      117,269
   Accounts and wages payable                                       138,777      242,522
   Accumulated deferred income taxes                                 45,838       45,061
   Taxes accrued                                                    161,216      100,714
   Other                                                            186,502      151,385
                                                                 ----------   ----------
         Total current liabilities                                  648,527      656,951
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,251,638    1,254,372
Accumulated deferred investment tax credits                         142,789      144,175
Regulatory liability                                                155,915      159,317
Other deferred credits and liabilities                              381,061      361,416
                                                                 ----------   ----------
Total Capital and Liabilities                                    $6,814,696   $6,829,864
                                                                 ==========   ==========
